Exhibit 99.2

RADWARE LTD.

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON THURSDAY, OCTOBER 6, 2016

Notice is hereby given that the 2016 Annual General Meeting of Shareholders (the “Annual General Meeting”) of RADWARE LTD. (the “Company”) will be held on Thursday, October 6, 2016, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.	To re-elect Mr. Roy Zisapel and Mr. Joel Maryles as a Class II directors of the Company until the annual general meeting of shareholders to be held in 2019;

2.	To re-elect Prof. Yair Tauman as an external director of the Company for a period of three years; and

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will:

4.	Present and discuss the financial statements of the Company for the year ended December 31, 2015 and the Auditors’ Report for this period; and

5.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on August 30, 2016 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: August 29, 2016

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of the Meeting, proxy statement and proxy card are available at www.proxyvote.com

TABLE OF CONTENTS

RADWARE LTD.
22 RAOUL WALLENBERG ST.
 TEL AVIV 69710, ISRAEL

_____________________

PROXY STATEMENT

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

_____________________

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 par value per share (the "Ordinary Shares") of RADWARE LTD. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2016 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2016 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders. The Annual General Meeting will be held on Thursday, October 6, 2016 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

INTRODUCTION

    Unless indicated otherwise by the context, all references in this Proxy Statement to:

  •  "we", "us", "our", "Radware", or the "Company" are to Radware Ltd. and its subsidiaries;

  •  "dollars" or "$" are to United States dollars;

  •  "NIS" or "shekel" are to New Israeli Shekels;

  •  the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999; and

  •  the "SEC" are to the United States Securities and Exchange Commission.

PURPOSE OF THE MEETING

    It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To re-elect Mr. Roy Zisapel and Mr. Joel Maryles as a Class II directors of the Company until the annual general meeting of shareholders to be held in 2019;

2.	To re-elect Prof. Yair Tauman as an external director of the Company for a period of three years; and

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

                  In addition to adopting the above resolutions, at the Annual General Meeting the Company will:

4.	Present and discuss the financial statements of the Company for the year ended December 31, 2015 and the Auditors’ Report for this period; and

5.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about September 5, 2016 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. However, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

•     By Internet — You can vote over the Internet at www.proxyvote.com  by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 12-digit number located in a box on your proxy card that is included with your proxy materials.

•     By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 12-digit number located in a box on your proxy card that is included with your proxy materials.

•    By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

RECORD DATE; QUORUM; VOTING RIGHTS ETC.

Record Date

Only shareholders of record at the close of business on August 30, 2016, the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of August 22, 2016, the Company had issued and outstanding 43,755,344 Ordinary Shares (excluding 8,924,850 treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company's offices located at 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, not later than September 26, 2016. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC's website at http://www.sec.gov .

SECURITY OWNERSHIP BY CERTAIN
 BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 22, 2016, (i) the number of Ordinary Shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) certain information regarding the beneficial ownership of our Ordinary Shares by our directors and officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Senvest Management, LLC (1)	5,231,311	11.96%
Cadian Capital Management, LP(2)	4,072,602	9.31%
Nava Zisapel (3)	3,027,709	6.92%
Yehuda Zisapel (4)	2,872,243	6.56%
Roy Zisapel (5)	2,589,204	5.84%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

** The percentages shown are based on 43,755,344 Ordinary Shares issued and outstanding (excluding 8,924,850 treasury shares), as of August 22, 2016.

(1) Shares are beneficially owned by Senvest Management, LLC, a Delaware corporation (“Senvest”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 11 to Statement on Schedule 13G filed with the SEC by Mr. Mashaall and Senvest on February 12, 2016. Based on previous amendments to the Schedule 13G filed with the SEC by Mr. Mashaall and   Senvest Management, LLC (“Rima”), Rima beneficially owned, as of February17, 2015, 10.02% of our outstanding ordinary shares, as of February13, 2014, 9.12% of our outstanding ordinary shares and as of February 14, 2013, 6.87% of our outstanding ordinary shares.

(2) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP on February 12, 2016.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,505,243  are held directly; and (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Nava Zisapel;  As noted in note 1 in “Item 6E – Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(4) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,289,777 are held directly by Yehuda Zisapel; (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company wholly-owned in equal shares by Yehuda Zisapel and Nava Zisapel; and (iii) 60,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $16.21 per share, expiring in January 2018. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(5) Consists of 1,989,204 shares and 600,000 options to purchase ordinary shares which are fully vested or will be fully vested within the next 60 days, at an exercise price of $13.89 per share, expiring in December 2018.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this proxy statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate. These risks and uncertainties, as well as others, are discussed in greater detail in Radware's Annual Report on Form 20-F and Radware's other filings with the Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1
RE-ELECTION OF CLASS II DIRECTORS
(Item 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, the Board of Directors (other than our external directors, as such term is defined in the Israeli Companies Law) is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2018; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2016 (i.e., the date of the Meeting); and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2017.

The term of service of Mr. Roy Zisapel, our Chief Executive Officer and President, and Mr. Joel Maryles, the two directors in Class II, expires on the date of the Meeting. We are proposing to re-elect Mr. Roy Zisapel and Mr. Maryles at the Meeting, such that their term will expire at the annual general meeting for the year 2019. These nominees were approved and recommended to the Board of Directors by the Company’s independent directors in accordance with the NASDAQ rules.

We currently have a board of seven (7) directors, including two external directors. Subject to the re-election of the nominees (in this Item 1), we expect to have, following the Meeting, a board of seven (7) directors, including the two external directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of the proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as director. The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be re-elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the respective nominees.

Roy Zisapel, 45, co-founder of our Company, has served as our Chief Executive Officer, President and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries of Radware and currently also serves as manager of our entire North Americas activities.  From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for various companies in Israel, unaffiliated with Radware. Mr. Zisapel holds a B.Sc. degree in mathematics and computer science from Tel Aviv University. He is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

Joel Maryles, 57, has served as a member of the Board of Directors since January 2014. Mr. Maryles is a Venture Partner at OurCrowd. He held numerous senior positions in the financial sector over the past three decades.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney.   From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including as Managing Director focused on Israeli technology and healthcare transactions.   Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. degree from the University of Chicago.

If elected, Mr. Maryles will continue to be entitled to receive the compensation we pay to our directors described below under “Executive Compensation”. Mr. Zisapel will be entitled to his compensation as our Chief Executive Officer whether he is elected or not. See below under “Executive Compensation.”

The Proposed Resolution

We propose that at the Annual General Meeting the following resolutions be adopted:

 “RESOLVED, that Mr. Roy Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., the term of his appointment shall expire at the annual general meeting for the year 2019; and

RESOLVED, that Mr. Joel Maryles is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., the term of his appointment shall expire at the annual general meeting for the year 2019."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to re-elect the nominees named above as directors.

The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office

Yehuda Zisapel*, 74, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. Mr. Zisapel holds a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, a director and the President and Chief Executive Officer of the Company.

Avraham Asheri*, 78, has served as a member of the Board of Directors since July 2009. Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elbit Systems Ltd. and Micronet Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade (now named the Ministry of Economy) and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation and Board member and Chairman of Finance Committee of Mishkenot Sha’ananim. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University, Israel.

Yael Langer**, 51, has served as a member of the Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly-traded on NASDAQ and the Tel-Aviv stock markets. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd., the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer holds an L.L.B. degree from The Hebrew University, Israel.

David Rubner***, 76, has served as a member of the Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Elbit Imaging, Ltd. and other public and private companies. He also serves on the boards of trustees of Bar-Ilan University, Shaare Zedek Hospital and is Chairman of the Petah Tikva Foundation. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London, England and an M.S. degree from Carnegie Mellon University.

See also Item 2 below regarding our external directors, including the proposed reelection of Prof. Yair Tauman.
_______________________

* Member of Class I
** Member of Class III
*** External Director

Board Meetings and Committees

During 2015, the Board of Directors held eleven (11) meetings.

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established its Audit Committee and Compensation Committee in 1999. Only non-employee directors serve on our Audit Committee and Compensation Committee.

Our Audit Committee is currently comprised of Mr. David Rubner, Prof. Yair Tauman, Mr. Joel Maryles and Mr. Avraham Asheri, all of whom qualify as independent directors, as determined under the SEC and NASDAQ rules and otherwise satisfy the qualification requirements required by the Israeli Companies Law. The Audit Committee's purpose and responsibilities, include, among other things, (1) assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors, (2) select, evaluate and, where appropriate, recommend to replace, the independent auditors (or to nominate the independent auditors subject to shareholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees, (3) identify irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company's independent accountants, and to recommend remedial measures to the Board of Directors, (4) review, and, where appropriate, approve certain interested party transactions specified under the Companies Law, and (5) examine and monitor the work of our internal auditor. Our Board of Directors has determined that Mr. Avraham Asheri, a member of our Audit Committee, is considered an "audit committee financial expert" under the rules of the SEC and NASDAQ. During 2015, our Audit Committee held eight (8) meetings.

Our Compensation Committee is currently comprised of Prof. Yair  Tauman  (the  Chairman  of the Compensation Committee), Mr. David Rubner, Mr. Joel Maryles and Mr. Avraham Asheri, all of whom qualify as independent directors as determined under NASDAQ rules and otherwise satisfy the qualification requirements required by the Israeli Companies Law. The Compensation Committee's purpose and responsibilities include, among other things, (1) to make decisions regarding executive compensation, (2) recommending to the Board of Directors a policy governing the compensation of office holders and resolving whether to exempt the compensation terms of a candidate for chief executive officer from the need to obtain shareholder approval, and (3) to administer the Company's equity incentive plans. During 2014, our Compensation Committee held six (6) meetings.

Executive Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors, or our Compensation Policy, and in November 2015, our shareholders approved several modifications thereto. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

The aggregate direct compensation paid to, or accrued, for the account of all directors and executive officers as a group (consisting of 14 persons, including one executive officer whose service expired in January 2016) during the 2015 fiscal year was $2,800,000. This amount (1) includes officers' compensation and director fees, including amounts expensed by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed, as well as $444,000 for amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, and (2) excludes equity-based compensation granted to our officers and directors, described in the following paragraph.

The total number of options granted to officers and directors of the Company during 2015 as a group was  570,000 options, at a weighted average exercise price per share of $17.47, which options expire sixty-two (62) months after the date of grant. The weighted average grant date fair value of these options was $5.11 per option. For a discussion of the accounting method and assumptions used in reaching this valuation, see Note 2q to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2015.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2015, see "Compensation of Executive Officers" below, and for a discussion of the compensation paid to our non-employee directors, see "Compensation of Directors" below.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our "Covered Executives."

For purposes of the table and the summary below, "compensation" includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015.

Name and Principal Position (1)	Year	Salary		Bonus (including Sales Commissions) (2)		Equity-Based Compensation (3)		All Other Compensation (4)	Total
		(US$ in thousands)
Roy Zisapel, Chief Executive Officer, President and Director*	2015	396	(5)	60	(6)	991		88	1,535
Doron Abramovitch, Chief Financial Officer*	2015	144		28		738	(7)	28	938
Terence Ying, Vice President Asia-Pacific	2015	263		205		287	(7)	15	770
David Aviv, VP Advanced Technologies*	2015	212		-		215	(7)	65	492
Meir Moshe, Chief Financial Officer *^	2015	391		-		-		87	478

(1)	Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)	Amounts reported in this column represent annual bonuses, including sales commissions. Consistent with our Compensation Policy, such bonuses are based upon (i) for non-sales executive officers (in this list – the only non-sales executives entitled to a bonus are Mr. Roy Zisapel and Mr. Gabi Malka) - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year, with a portion of the bonus (up to 10% in the case of Roy Zisapel) being based on the achievement and performance of pre-determined individual key performance indicators (KPIs), and, in any event, not to exceed the amount of one (100%) annual base salary of such executive (133% in the case of Roy Zisapel); and (ii) for sales executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, and in any event, not to exceed the amount of four annual base salaries of such executive.

(3)	Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(q) to our consolidated financial statements included elsewhere in this annual report.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds ('keren hishtalmut'), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), phone, convalescence or recreation pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Radware's guidelines. Unless otherwise indicated herein, all Covered Executives (i) are entitled to a notice period of at least 1 month prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (ii) are not entitled to any special bonuses or benefits upon a change of control of our Company, other than a potential acceleration of the vesting of their stock options pursuant to our equity incentive plan, as more fully described in Item 6E below.

(5)	Mr. Roy Zisapel is entitled to a gross base salary of $300,000 (or the equivalent in NIS) per annum. However, he is also entitled to a quarterly payment of $25,000, effective as of the January 1, 2012 as compensation for his additional duties and tasks in the United States as manager of our entire on-going North Americas activities. The additional amount will be payable for as long as Mr. Zisapel maintains this additional position.

(6)	Consistent with our Compensation Policy, and as approved by our shareholders in October 2013, for each of the years 2013 and 2014 Mr. Roy Zisapel was entitled to an annual bonus of up to $300,000 (or the equivalent in NIS) for the achievement of milestones and criteria which consist of several performance targets (namely revenues, profitability, business development, product development, product quality and overall performance). As of the year 2015 our shareholders approved an increase of Mr. Roy Zisapel’s an annual bonus to up to $400,000 (or the equivalent in NIS).

(7)	During February 2016, as part of an option exchange program for certain eligible officers and employees, this grant of equity was cancelled and new options were granted (which vesting starts in February 2016). The above equity based compensation represents the initial grant which was later on cancelled.

      * All or part of the base salary is denominated in NIS and therefore fluctuations in dollar amounts may be attributed to $/NIS exchange rate fluctuations.

      *^ Meir Moshe’s service expired in January 2016.

Compensation of Directors

Our non-employee directors (including external directors) are entitled to the following compensation: (a) a retainer fee of NIS 120,800 (currently equivalent to approximately $32,000) per year of service; and (b) per meeting remuneration as follows: (i) NIS 3,600 (currently equivalent to approximately $950) for each board or committee meeting  attended, provided that the director is a member of such committee; (ii) compensation for telephonic participation in face to face board and committee meetings in an amount of 60% of what is received for physical participation; and (iii) compensation for board and committee meetings held via teleconference or other electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All the foregoing amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, each of our non-employee directors (including external directors) is entitled to a grant of options under our stock option plans to purchase 20,000 Ordinary Shares for each year in which such non-employee director holds office. The options are granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 60,000 Ordinary Shares, which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company's Board of Directors on such date. The grant is made on the date of the director's election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 Ordinary Shares will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

Indemnification and Insurance

We currently hold directors and officers liability insurance for the benefit of our executive officers and directors with an aggregate coverage limit of $25 million. In addition, we provide indemnification to our executive officers and directors pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

ITEM 2
RE-ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public within or outside of Israel, such as Radware, are required to appoint at least two external directors.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with:

•	the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or

•
a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Radware, any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company and its controlling shareholder may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. The same restriction applies to other family members of the external director but until the lapse of one year from termination of office as an external director.

The external directors must be elected by the shareholders. The initial term of an external director is three years and the term may be extended for up to two additional three-year terms. Thereafter, in a company whose shares are listed for trading on, among others, the NASDAQ Global Select Market, such as Radware, he or she may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

Each committee of a company’s board of directors is required to include at least one external director, except for the Audit and Compensation Committees which are required to be comprised of all of the external directors.

Under the Companies Law and regulations promulgated thereunder, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise,” except that companies whose shares are registered for trade outside of Israel, such as Radware, may instead have one of its other independent directors qualify as having "accounting and financial expertise", as long as all the external directors have “professional qualifications”.  The Board of Directors of the Company has determined that Mr. Avraham Asheri, one of our continuing independent directors, has “accounting and financial expertise” as well as “professional qualifications”, and that each of Mr. David Rubner and Prof. Yair Tauman has "professional qualifications". In addition, the Board of Directors has determined that each of Prof. Yair Tauman, Mr. Maryles, Mr. Rubner and Mr. Asheri qualifies as an independent director under the SEC and NASDAQ rules.

If re-elected, Prof. Tauman will be entitled to the compensation described under "Executive Compensation" in Item 1 above (including the grant of stock options described thereunder).

The following biographical information of the nominee is based upon the records of the Company and information furnished to it by the nominee.

Yair Tauman, 68, has served as a member of the Board of Directors since October 2010. He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York. He was a professor in Tel-Aviv University for 25 years until 2009 and 6 years a professor in Kellogg School of management at Northwestern University.  His areas of research include game theory, economic theory and industrial organization. Prof. Tauman currently serves on the board of directors of nine companies from different sectors including finance, real-estate, online auctions, education and IT. He served on the board of directors of Bank Ha’Poalim for four years until March, 2016. Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Prof. Yair Tauman is hereby re-elected to serve as an external director of the Company for a period of three years."

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a "personal interest" in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with the controlling shareholder. However, as of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

The Board of Directors recommends a vote FOR the re-election of the said nominee.

ITEM 3
RE-APPOINTMENT OF AUDITORS
(Item 3 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2015, we paid Kost, Forer, Gabbay & Kasierer approximately $261,000 for auditing and audit related services, $29,000 for tax services and $31,000 for other fees.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

REVIEW  OF FINANCIAL   STATEMENTS   AND AUDITOR'S   REPORT

In accordance  with  applicable  Israeli  law,  at the  Annual  General  Meeting,  the  financial  statements  of the Company for the year ended December 31, 2015 and the related auditor's  report in respect thereof will be presented and discussed.

Our auditors'  report, consolidated  financial statements, and our annual report on Form 20-F for the year ended December 31, 2015 (filed with the SEC on  April 21, 2016), may be viewed on our website -  www.radware.com  - or through  the  SEC's  website  at www.sec.gov.  None of the auditors' report, the consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2015, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER  ENTITLED   TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22  RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: DORON ABRAMOVITCH, CFO.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting,  other than as set forth in the Notice of 2016 Annual General Meeting of  Shareholders; but, if any other  matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER  PROPOSALS FOR 2017 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2017 (the "2017 AGM") will include (1) the election (or reelection) of Class III directors; (2) the approval of the appointment (or reappointment) of the Company's auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2016 and the Auditors' Report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at  least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting  of the Company's  shareholders.  Such eligible shareholders may present proper proposals   for inclusion in, and for consideration at, the 2017 AGM by submitting their proposals in writing to our  General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg   Street, Tel Aviv 69710, Israel, Attention: General Counsel.

For a shareholder proposal  to be considered for inclusion in the 2017 AGM, our General  Counsel must receive the written proposal not less than  90 calendar days prior to the first anniversary of the AGM, i.e., no later than  July 6, 2017; provided that if the date of the 2017 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after,  the anniversary of the 2016 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2017 AGM and (ii) the 14th calendar  day following the day on which public disclosure of the date of such meeting  is first made.

In general,  a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member  of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information  with respect to the person( s) that controls and/or manages  such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially  owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are  held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized  bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to  the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly  or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing  shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes  to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of  such personal interest,  (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject,  if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested  by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her  consent  to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company.  The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, the information  set forth in  this section is, and should be construed, as a "pre- announcement notice" of the 2017 AGM in accordance  with Rule 5C of the Israeli Companies  Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors

Dated: August 29, 2016

/s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer